SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Notice of the 43rd Annual General Meeting of Shareholders made public on June 1, 2006.	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 1, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

June 1, 2006

Yoshihiko Miyauchi

Director

Representative Executive Officer

ORIX CORPORATION

2-4-1, Hamamatsu-cho

Minato-ku, Tokyo

Japan

Notice of the 43rd Annual General Meeting of Shareholders ORIX CORPORATION

We cordially invite you to attend the 43rd Annual General Meeting of Shareholders of ORIX CORPORATION (“ the Company”) to be held as set forth below.

Please note that this English language version of the Notice of the 43rd Annual General Meeting of Shareholders is only an extract and translation of the Japanese language original.

Date and Time:		10:00 a.m., June 20, 2006 (Tuesday)

Place:		“Mita NN Hall” Mita NN Building, 1st Basement Floor 4-1-23, Shiba Minato-ku, Tokyo Japan

Proposals	1:	Amendments to the Articles of Incorporation
	2:	Election of 11 Directors
	3.	Issuance of Stock Acquisition Rights as Stock Options

¥ In case any changes become necessary in relation to the items to be contained in the reference documents for the General Meeting of Shareholders and the business reports and financial reports (including consolidated financial reports), we will post the revised items on our website (http://www.orix.co.jp/grp/index_e.htm).

Summary of Operating Results:

Results of Operations and Assets for the 43rd Fiscal Year on a consolidated basis in accordance with US GAAP (Generally Accepted Accounting Principles) (from April 1, 2005 to March 31, 2006)

	43rd Fiscal Year	42nd Fiscal Year
Operating revenue (Millions of yen)	947,824	928,703
Net income (Millions of yen)	166,388	91,496
Net income per share (yen)	1,883.89	1,087.82
Total assets (Millions of yen)	7,242,455	6,068,953
Shareholders’ equity (Millions of yen)	953,646	727,333

Notes:

1.	Net income per share is calculated based on the average number of shares during the 43rd Fiscal Year. Any fractional amount of less than one*sen has been rounded up to one sen if it is one-half of one sen or more and been disregarded if it is less than one-half of one sen.

2.	In accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standards Issue No. 144 (Accounting treatment for depreciation or disposal of long term assets), profit and loss relating to non-continuous businesses is independently indicated and the operating revenue for the past years pertinent to said businesses has been modified. Furthermore, because a method of indicating income and expenses relating to renewed lease as well as a method of indicating income and expenses relating to automobile maintenance services have been changed from the 43rd Fiscal Year, in order to conform to the indication for the 43rd Fiscal Year, the operating revenue for the past years has been modified. However, these modifications have no effect on the net income for the 43rd Fiscal Year.

3.	Amounts other than those referenced in note 1 and ending in five hundred thousand or more are rounded up to the nearest million yen, and amounts ending in less than five hundred thousand are rounded down to the nearest million yen.

4.	These amounts do not include consumption tax, etc.

*	sen: Unit of Japanese currency, equivalent to one hundredth of one yen

Proposal 1: Amendments to the Articles of Incorporation

1. Reason for Amendment

In conjunction with the Company Law (Law No. 86 of 2005), the Law Concerning Conformation Etc. of Related Laws in Conjunction with the Implementation of the Company Law (Law No. 87 of 2005) and the Company Law Implementation Regulations (Ministry of Justice Regulation No. 12 of 2006) etc. (hereinafter referred to as the “ Company Law Etc.” ) becoming effective on May 1, 2006, the whole Articles of Incorporation have been reconsidered.

The proposed amendments that alter substantively the content of the Articles of Incorporation are the five (5) matters indicated below:

The other proposed amendments to the Articles of Incorporation are to conform (by addition, deletion and moving articles, and revising expressions and amending article references in accordance therewith) the provisions of the Articles of Incorporation with the systems, structure and expressions changed by the Company Law Etc. The basic intent of such amendments is to accurately reflect the structure of chapters, etc. and expressions of terminology used in the provisions of the Company Law Etc.

(1) Addition and Deletion of Purposes of Business

Amendments have been proposed to add and delete certain purposes of ORIX CORPORATION’ s business in light of the current status of business activities conducted by ORIX CORPORATION (herein after referred to as the “ Company” ) and its subsidiaries.

(Relating to Article 2 of the proposed amended Articles of Incorporation)

(2) Adoption of New Provisions concerning Rights of Shares Less of than One Unit

In conjunction with the Company Law Etc. allowing the rights of shares less than one Unit to be limited to the extent provided by the applicable laws and ordinances and the articles of incorporation, and for the purpose of encouraging the transition to a Unit share, it is intended that new provisions limiting the rights of shares less than one Unit, other than such rights relating to rights to self-interest, will be adopted into the Articles of Incorporation.

(Relating to Article 6 of the proposed amended Articles of Incorporation)

(3) Adoption of New Provisions Concerning Provision of the Reference Documents Etc. for the General Meeting of Shareholders through the Internet

In conjunction with the Company Law Etc. providing that the disclosure of the reference documents etc. for the General Meeting of Shareholders shall be deemed to have been made if disclosed through use of the internet, and for the purpose of providing such information in a manner that is convenient for the shareholders, it is intended that new provisions in relation thereto will be adopted into the Articles of Incorporation.

(Relating to Article 13 of the proposed amended Articles of Incorporation)

(4) Addition of Provisions Concerning General Meeting of Shareholder Resolution to Remove Directors

Under the old Commercial Code, the removal of a director required a special resolution by a General Meeting of Shareholders. The Company Law Etc. has made the voting requirement for removal of a director the same as the voting requirement to elect a director. The Articles of Incorporation provides that a resolution for the election of a director may be made at a General Meeting of Shareholders at which shareholders holding one third (1/3) or more of the relevant voting rights attend. In that regard, for the purpose of conforming the quorum requirement of General Meetings of Shareholders concerning removal of a director to the requirements concerning election of a director, the appropriate amendments are proposed to be made.

(Relating to Article 17 of the proposed amended Articles of Incorporation)

(5) Adoption of New Provisions Concerning Abbreviation of Board of Directors Resolution

In conjunction with the Company Law Etc. providing that a company may deem that a resolution of the Board of Directors had been made without holding a meeting of the Board of Directors when all directors express their intentions to consent to a certain proposal in writing or electromagnetic record form, for the purpose of enabling the Company to make timely decisions, the appropriate new provisions are proposed to be adopted.

(Relating to Article 22 of the proposed amended Articles of Incorporation)

2. Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Current provisions of the Articles of Incorporation	Provisions of the Articles of Incorporation as proposed to be amended	Reasons for amendment
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses:	Article 2 (Purpose) The purpose of the Company shall be to engage in the following businesses:

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) lease, purchase and sale, ground preparation, development, maintenance and management of real property

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

(1) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types

(2) lease, purchase and sale, ground preparation, development, maintenance and management of real property

(3) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, and other financial business

This is to repeal the use of Chinese character in expression of “and” or its equivalent throughout the Articles of Incorporation.

(4) holding, investment in, management, purchase and sale of securities

(5) holding, management, purchase and sale of mortgage certificates

(6) business of investment in and sale of commodities, and advisory service business relating to investment in commodities

(7) — (9) [Omitted]

(4) holding, investment in, management, purchase and sale of securities

[Deleted]

(5) business of investment in and sale of commodities, and advisory service business relating to investment in commodities

(6) — (8) [No Change]

This is to make deletion in light of the current status of business activities conducted by the Company. [1. Reasons for Amendment (1)]

(10) acting as an agent for collection of money and for calculation work of enterprises

(11) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.

(12) water transport, road transport of cargo, and warehousing

(9) acting as an agent for collection of money and for calculation work of enterprises

(10) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.

(11) water transport, road transport of cargo, and warehousing

[New Provisions]

(13) contracting for construction and civil engineering, and design and supervision thereof

(14) planning, developing and contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.

(15) information services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business

(17) — (19) [Omitted]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

(21) generation of electric power and supply of electricity

(12) transport business using cargo

(13) contracting for construction and civil engineering, and design and supervision thereof

(14) planning, developing and contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.

(15) information services, telecommunications, advertising and publishing business

(16) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business

(17) — (19) [No Change]

(20) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products

(21) generation of electric power and supply of electricity

This is to add the purpose of business conducted by subsidiaries of the Company. [1. Reasons for Amendment (1)]

(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items	(22) brokerage, agency, investigation and consulting services for business relating to any of the preceding items, and pension consulting service	This is to clarify the business activity in light of the current status of business activities conducted by the Company.

(23) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance	(23) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance

(24) [Omitted]	(24) [No Change]

(25) [Omitted]	(25) [No Change]

(26) any and all businesses related to any of the preceding items	(26) any and all businesses incidental or related to any of the preceding items	This is to make the expression more appropriate.

Article 3 (Head Office) The head office of the Company shall be located in Minato-ku, Tokyo.	Article 3 (Head Office) The head office of the Company shall be located in Minato-ku, Tokyo.	This is to conform to the description in the Company Law.

Article 4 (Method of Public Notice) Public notices by the Company shall be published in the “Nihon Keizai Shinbun”, published in Tokyo and Osaka City.	[Moved to Article 37 of Proposed Amended Articles of Incorporation]

Article 5 (Exceptional Rules Concerning Company with Committees)

The Exceptional Rules Concerning Company with Committees provided in Chapter 2, Section 4 of the Law Regarding Exceptional Rules of Commercial Code Concerning Auditing, Etc. of Stock Corporations (hereinafter referred to as the “Law Regarding Exceptional Rules of Commercial Code”) shall be applied to the

Company.

	[Deleted]	This is to make deletion in order to conform to the provisions of the Company Law.
CHAPTER II. SHARES	CHAPTER II. SHARES

Article 6 (Total Number of Shares)

The total number of shares authorized to be issued by the Company shall be 259,000,000. Provided, that in case any shares have been cancelled, the number of shares corresponding to those cancelled shares be deducted from the above total number of shares to be issued by the Company.

	Article 4 (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be 259,000,000.	This is to conform to the description in the Company Law. The sentence starting from “Provided” is to be deleted because such provision has become unnecessary due to the Company Law.

Article 7 (Purchase of Own Stock) The Company may purchase own stock by resolution of the Board of Directors in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code of Japan.	[Deleted]	This is to make deletion in order to conform to the provisions of the Company Law. (Acquisition of own stock to be in accordance with Article 34 of the proposed amended Articles of Incorporation.)

Article 8 (Number of Shares that Constitute One Unit) Ten (10) shares of the Company shall constitute one (1) Unit of shares.

Article 5 (Number of Shares that Constitute One Unit)

In relation to the shares issued by the Company, ten (10) shares of the Company shall constitute one (1) Unit with which a shareholder may exercise one (1) vote at a General Meeting of Shareholders.

This is to conform to the description in the Company Law.

Article 9 (Non-Issuance of Share Certificate Representing Less than One Unit) The Company shall not issue a share certificate pertaining to a number of shares constituting less than one (1) Unit.	[Moved to Article 9 of Proposed Amended Articles of Incorporation]

[New Provisions]

Article 6 (Rights of Shares Less than One Unit)

A shareholder of the Company (including a Substantial Shareholder; hereinafter the same) may not, in relation to the shares that it holds that are less than one (1) Unit, exercise shareholders’ rights in relation thereto other than the rights set forth below:

(1) The rights set forth in each item of Article 189 Paragraph 2 of the Company Law;

(2) The right to make demands pursuant to the provisions of Article 166 Paragraph 1 of the Company Law;

(3) The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by a shareholder; and

(4) The right to make the demands

provided under the immediately

following article.

This is to limit the rights of shares less than one Unit, other than such rights relating to rights to self-interest, in conjunction with the Company Law Etc. allowing the rights of shares less than one Unit to be limited to the extent provided by the applicable laws and ordinances and the articles of incorporation, and for the purpose of encouraging the transition to a Unit share.

[1. Reasons for Amendment (2)]

Article 10 (Purchase Additional Shares Less Than One Unit)

A shareholder who holds shares less than one (1) Unit (including Substantial Shareholders; hereinafter the same) may demand, in accordance with the provisions of the Share Handling Regulations, that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Unit held by such shareholder, equal to one (1) Unit.

Article 11 (Share Handling Regulations)

The procedures and other matters relating to shares of the Company shall be in accordance with the Share Handling Regulations.

Article 7 (Demand for Sales by a Shareholder of Shares Less Than One Unit)

A shareholder of the Company may demand, in accordance with the provisions of the Share Etc. Handling Regulations, that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Unit held by such shareholder, equal to one (1) Unit.

[ Moved to Article 9 of Proposed Amended Articles of Incorporation]

This is to conform to the description in the Company Law.

Article 12 (Transfer Agent) The Company shall have a transfer agent with respect to its shares. ii) The Company shall make public notices of the names and places of business of its transfer agents.	Article 8 (Administrator of the Register of Shareholders) The Company shall have an Administrator of the Register of Shareholders. [Deleted]	This is to organize and amend the provisions of the Articles of Incorporation in conformity with those of the Company Law.

iii) The Register of Shareholders, the Register of Substantial Shareholders and Register of Lost Share Certificates of the Company shall be kept at the place of business of the transfer agent. Registration for the change of shareholders, the purchase and additional purchase of shares constituting less than one (1) Unit, and other matters concerning shares, shall be handled by the transfer agent and shall not be handled by the Company.	ii) The Administrator of the Register of Shareholders shall, on behalf of the Company, create and keep the Register of Shareholders (including Register of Substantial Shareholders; hereinafter the same), Register of Lost Share Certificates and Register of Stock Acquisition Rights and otherwise perform matters concerning the Register of Shareholders, Register of Lost Share Certificates and Register of Stock Acquisition Rights. The Company shall not perform such matters.

[Moved from Articles 9 and 11 of Current Articles of Incorporation]

Article 9 (Issuance of Share Certificate and Shares Etc. Handling Regulations)

The Company shall issue share certificates pertaining to shares.

ii) Notwithstanding the provisions of the preceding paragraph, the Company shall not issue share certificate pertaining to shares constituting less than 1 (one) Unit, provided, however, that this shall not apply to the extent Shares Etc. Handling Regulations provide otherwise.

iii) The handling of shares and procedures for exercise of shareholders’ rights of the Company shall be in accordance with the Shares Etc. Handling Regulations as well as the applicable laws and ordinances and this Articles of Incorporation.

[Moved to Article 12 of Proposed Amended Articles of Incorporation]

This is to organize the provisions relating to issuance of share certificate etc. and to amend for conformity with the provisions in the Company Law.

Article 13 (Record Date)

Those shareholders of the Company who are permitted to exercise their rights at an annual General Meeting of Shareholders concerning each fiscal year shall be those shareholders registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of the same fiscal year.

ii) Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders shall be registered as having voting rights on the Register of Shareholders or the Register of Substantial Shareholders in order to be able to exercise their rights at the annual General Meeting of Shareholders corresponding to such fiscal year. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

iii) In addition to the cases provided for in the preceding two paragraphs, whenever necessary, the Company may temporarily fix a record date, by giving two (2) weeks’ prior public notice.

[New Provisions]	CHAPTER III. Organizations

[New Provisions]	Sub-Chapter 1 Organizations

[New Provisions (to include Articles 29 and 41 of the current Articles of Incorporation)]

ARTICLE 10. (Organizations)

The Company shall have the following organizations:

(1) General Meeting of Shareholders;

(2) Directors;

(3) Board of Directors;

(4) Nominating Committee, Audit Committee and Compensation Committee;

(5) Executive officers and representative executive officers; and

(6) Accounting auditor

This is to clearly state the provisions relating to the organizations of the Company based on the provisions in the Company Law.
CHAPTER III. GENERAL MEETING OF SHAREHOLDERS	Sub-Chapter 2. GENERAL MEETING OF SHAREHOLDERS

Article 14 (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be held in June of each year and an extraordinary General Meeting of Shareholders shall be held whenever necessary.

Article 11 (Holding of General Meeting of Shareholders)

An annual General Meeting of Shareholders shall be convened within a certain term following the end of each fiscal year and held in June of each year, and an extraordinary General Meeting of Shareholders shall be held at any time whenever necessary.

This is to organize the provisions in conformity with the expressions in the Company Law.

ii) Notices convening an annual General Meeting of Shareholders or an extraordinary general meeting of shareholders shall be dispatched at least two (2) weeks prior to the date set for such meetings.	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The notice of convocation to be dispatched in accordance with the applicable laws and ordinances.)

[Moved from Article 13 of Current Articles of Incorporation]

Article 12 (Record Date for Exercise of Voting Rights)

Those shareholders of the Company who are permitted to exercise their voting rights at an annual General Meeting of Shareholders to be convened after the completion of each fiscal year shall be those shareholders registered or recorded as having voting rights on the Register of Shareholders as of the end of the same fiscal year.

This is to organize the provisions in conformity with the provisions in the Company Law.

ii) Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders shall be registered or recorded as having voting rights on the Register of Shareholders in order to be able to exercise their voting rights at the annual General Meeting of Shareholders. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

Article 15 (Convocation of General Meeting of Shareholders)

General Meetings of Shareholders shall be convened by a representative executive officer pursuant to a resolution of the Board of Directors meeting.

Article 13 (Authorized Person to Convene a General Meeting of Shareholders and Chairman Thereat)

General Meetings of Shareholders shall be convened by a director determined in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

[Deleted]

This is to organize and amend the provisions in conformity with the provisions in the Company Law. (The provision concerning a chairman of General Meetings of Shareholders has been moved from Article 16 of Current Articles of Incorporation.)

ii) If there is more than one representative executive officer, the representative executive officer designated by resolution of the Board of Directors meeting shall convene General Meetings of Shareholders.

iii) If the person determined in accordance with the preceding two paragraphs is unable to act, one of the other executive officers shall convene General Meetings of Shareholders in accordance with the order so designated in advance by resolution of the Board of Directors meeting.

ii) If the person determined in accordance with the preceding paragraph is unable to act, another director shall convene the General Meeting of Shareholders or act as a chairman, in accordance with the order so designated in advance by a resolution of the Board of Directors meeting.

[New Provision]	iii) The Company may deem that at the time of convocation of a General Meeting of Shareholders, information concerning the matters that should be contained or provided for in the reference documents for the General Meeting of Shareholders, business reports, financial statements and consolidated financial statements, audit reports and accounting audit reports, were provided to the shareholders by disclosing such information through use of the internet in accordance with applicable laws and ordinances.	This is provided in conjunction with the Company Law Etc. providing that the disclosure of the reference documents etc. for the General Meeting of Shareholders shall be deemed to have been made if disclosed through use of the internet and for the purpose of providing information in a manner that is convenient for the shareholders.

Article 16 (Chairman of General Meeting of Shareholders)

A representative executive officer shall act as chairman of the General Meetings of Shareholders.

ii) The provisions of the second and third paragraphs of the preceding Article shall apply, mutatis mutandis, in the case of the preceding paragraph.

	[Moved to Article 13 of the Proposed Amended Articles of Incorporation]	[1. Reasons for Amendment (3)]

Article 17 (Method of Resolution)

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of shareholders present at the meetings.

Article 14 (Resolution of General Meeting of Shareholders)

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meetings of Shareholders shall be adopted by a majority of votes of the shareholders present at the meetings who are permitted to exercise their voting rights.

ii) The special resolution provided in Article 343 of the Commercial Code of Japan shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company are present.	ii) The special resolution provided in Article 309 Paragraph 2 of the Company Law shall be adopted by twothirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meeting of shareholders are present.

Article 18 (Vote by Proxy) [Omitted]	Article 15 (Vote by Proxy) [No Change]	This is to conform to the description in the Company Law.

Article 19 (Minutes of General Meeting of Shareholders)

The minutes of the General Meetings of Shareholders shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting, and of the directors and executive officers present; and the original thereof shall be kept at the head office for ten (10) years from the date of the resolution, and certified copies thereof shall be kept at the branches for five (5) years therefrom.

[Deleted]

This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The minutes to be prepared and kept in accordance with the applicable laws and ordinances.)
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	Sub-Chapter 3. DIRECTORS	This is to provide “Directors” and “Board of Directors” in different Sub-chapters.

Article 20 (Number of Directors) There shall be no less than three (3) directors of the Company.	Article 16 (Number of Directors) There shall be no less than three (3) directors of the Company.	This is to conform to the description in the Company Law.

Article 21 (Election) Directors shall be elected at a General Meeting of Shareholders.	Article 17 (Election and Removal of Directors) Directors shall be elected and removed by a resolution of the General Meeting of Shareholders.

Under the old Commercial Code, the removal of a director required a special resolution by a General Meeting of Shareholders. The Company Law Etc. has made the voting requirement for removal of a director the same as the voting requirement to elect a director. The Articles of Incorporation provides that a resolution for the election of a director may be made at a General Meeting of Shareholders at which shareholders holding one third (1/3) or more of the relevant voting rights attend. In that regard, this is to conform to the quorum requirement of General Meetings of Shareholders concerning removal of a director to the requirements concerning election of a director

[1. Reasons for Amendment (4)]

ii) In case of the above election(s), shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend such meeting.	ii) The resolution of the General Meeting of Shareholders for election and removal of directors in the preceding paragraph shall be adopted by a majority of the votes of the shareholders present at a meeting at which shareholders who hold one-third or more of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the general meeting of shareholders are present.
iii) In case of election(s) of directors, cumulative voting shall not be used.	iii) In case of election(s) of directors, cumulative voting shall not be used.

Article 22 (Term of Office)

Directors’ terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after a director assumes office.

ii) The terms of office of directors elected as replacement directors or due to the increase of directors shall expire when the terms of office of the other directors should expire.

Article 18 (Term of Office of Directors)

Directors’ terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of director.

ii) The terms of office of directors elected as directors, to replace a director that left the office prior to expiration of such director’s term of office, or due to the increase of directors, shall be until the terms of office of the other directors expire.

This is to conform to the expression of the Company Law and to organize the provisions.

[Moved from CHAPTER IV of Current Articles of Incorporation]	Sub-Chapter 4. Board of Directors	This is to provide “Directors” and “Board of Directors” in different Sub-chapters.

Article 23 (Person who Convenes Meetings and Chairman)	Article 19 (Person who Convenes Meetings of the Board of Directors and Chairman)	This is to conform to the expression of the Company Law and to organize the provisions.

Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated by the Board of Directors, which director shall act as the chairman of the Board of Directors’ meetings.	Unless otherwise provided under applicable laws or ordinances, meetings of the Board of Directors shall be convened by the director designated in advance by a resolution of the Board of Directors meeting. Furthermore, the director designated in advance by a resolution of the Board of Directors meeting shall act as a chairman.

ii) If the person determined in accordance with the preceding paragraph is unable to act, the other directors shall convene the Board of Directors’ meetings and act as chairman, in accordance with the order they are so designated, by resolution of the Board of Directors meeting.	ii) If the person determined in accordance with provisions of the preceding paragraph is unable to act, another director shall convene the Board of Directors meeting or act as a chairman, in accordance with the order they are so designated in advance by a resolution of the Board of Directors meeting.

Article 24 (Notice for Convocation of Meetings)

Notices for convening Board of Directors meetings shall be dispatched to each director at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, the above period may be shortened.

Article 20 (Procedure for Convocation of Meetings of the Board of Directors)

The person convening the Board of Directors meetings shall, on or prior to the third (3rd) day preceding the date of such Board of Directors meetings, send notice thereof to each director, provided, however, that in case of emergency, such period may be shortened.

This is to organize the provisions in conformity with the provisions of the Company Law.

[New Provisions]	ii) Notwithstanding the provisions of the preceding paragraph, if there is a unanimous consent of the directors, the Board of Directors may hold a Board of Directors meeting without taking the procedure for convocation of meeting.

Article 25 (Method of Resolution) Resolutions of the Board of Directors meetings shall be adopted by a majority of the directors present at meetings attended by a majority of the directors.

Article 21 (Resolution of Board of Directors Meeting)

Resolutions of the Board of Directors shall be adopted by a majority of the directors meetings present at meetings attended by a majority of the directors that may participate in making resolutions thereat.

This is to conform to the description in the Company Law.

Article 26 (Minutes of Meeting)

The minutes of the meetings of the Board of Directors shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting and of the directors present; and shall be kept at the head office for ten (10) years from the date of the resolution.

	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The minutes to be prepared and kept in accordance with the applicable laws and ordinances.)

Article 27 (Remuneration of Directors) Remuneration of directors shall be determined by resolution at the Compensation Committee.	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The remuneration of directors to be determined in accordance with the applicable laws and ordinances.)

[New Provisions]

Article 22 (Abbreviation of Resolutions of Board of Directors Meetings)

If a director proposes a matter for resolution by the Board of Directors meeting, and if the directors (to the extent capable of participating in the resolution of such matter) express their intensions to unanimously consent to such proposal in writing or electromagnetic record form, the Company shall deem such proposal approved by a resolution of the Board of Directors meeting.

This is to enable the Company to make timely decisions in conjunction with the Company Law Etc. providing that a company may deem that a resolution of the Board of Directors had been made without holding a meeting of the Board of Directors when all directors express their intentions to consent to a certain proposal in writing or electromagnetic record form.

[1. Reasons for Amendment (5)]

Article 28 (Release of Directors’

Liability)

The Company may release, within the limits of the applicable laws and ordinances, the liability of directors (including former directors) concerning their acts described in Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code by a resolution of the Board of Directors meeting in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code of Japan applied, mutatis mutandis, by virtue of Article 21-17, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code.

Article 23 (Release of Directors’ and

Executive Officers’ Liability)

If the directors and executive officers (including former directors and executive officers. Hereinafter collectively referred to as “Directors and Officers”) were without knowledge and were not grossly negligent in the performance of their duties, and upon determination by the Company after giving due consideration to content of the facts that caused the relevant liability, situations of the relevant Directors and Officers’ performance of their duties, and other circumstances that it is particularly necessary, the Company may by a resolution of the Board of Directors meeting release, to the extent of the maximum amount that may be released under the applicable laws and ordinances, the liability for damages of Directors and Officers arising from failure to perform their duties.

This is to conform to the expression of the Company Law and to put together and organize the provisions relating to directors and executive officers. (The provision concerning release of executive officers’ liability has been moved from Article 38 of Current Articles of Incorporation.)

ii) The Company may enter into an agreement with Outside Directors concerning their liability pursuant to the provisions of Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code, which provides that the limit of liability shall be the aggregate amounts provided for in each item of Article 266, Paragraph 19 of the Commercial Code of Japan applied, mutantis mutandis, by virtue of Article 21-17, Paragraph 5 of the Law Regarding Exceptional Rules of Commercial Code.	ii) The Company may enter into an agreement with Outside Directors that provides that if such Outside Directors were without knowledge and were not grossly negligent in the performance of their duties, their liability for damages arising from failure to perform their duties shall be limited to the extent of the minimum amount of liability provided under the applicable laws and ordinances.

CHAPTER V. BOARD COMMITTEES

Article 29 (Establishment of Committees)

The Company shall establish the Nominating Committee, the Audit Committee and the Compensation Committee (hereinafter referred to as “ Board Committees” ).

Sub-Chapter 5. BOARD COMMITTEES [Included in Article 10 of Proposed Amended Articles of Incorporation]

Article 30 (Number of Members, Etc.)

Each Board Committee shall be composed of three (3) or more directors.

[Moved from Article 31 of Current Articles of Incorporation]

ii) The majority of members of each Board Committee shall be Outside Directors who are not executive officers of the Company.

Article 24 (Election Etc. of Committee Members)

Each Board Committee shall be composed of three (3) or more members.

ii) The members of each Board Committee shall be elected from among the directors by a resolution of the Board of Directors meeting.

iii) The majority of members of each Board Committee must be Outside Directors.

This is to conform to the expression of the Company Law and to organize the provisions.

iii) No member of the Audit Committee shall be an executive officer, manager or other employee of the Company or any of its subsidiaries (including consolidated subsidiaries provided in Article 1-2, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code) nor shall any member of the Audit Committee be a director involved in the business of a subsidiary.	iv) No member of the Audit Committee shall be an executive officer or an Operating Director of the Company or any of its subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, the member thereof that performs such duties) manager or other employee of any of the Company’s subsidiaries.

Article 31 (Election) Members of Board Committees shall be elected at a Board of Directors meeting.	[Moved to Article 24 of Proposed Amended Articles of Incorporation]

Article 32 (Minutes of Meeting)

The minutes of the meetings of Board Committees shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of the members present; and shall be kept at the head office for ten (10) years from the date of the resolution.

	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The minutes to be prepared and kept in accordance with the applicable laws and ordinances.)

[New Provisions]

Article 25 (Procedure for Convocation of Meetings of Committee)

Each Board Committee shall be convened pursuant to provisions of applicable laws and ordinances and the determinations made by the Board of Directors.

This is to newly adopt provisions for procedure for convocation of meetings because the similar provisions are provided for meetings of the Board of Directors.

[New Provisions]

Article 26 (Resolution of Committee Meeting)

Each Board Committee resolution shall be made by a majority of the members at attendance at a Board Committee at which a majority of the members that can participate in making the relevant resolution attend.

ii) Notwithstanding the preceding paragraph, a resolution to remove the Company’s accounting auditor at an auditor committee meeting must be made by a unanimous consent of the members of the audit committee.

This is to newly adopt provisions for resolutions because the similar provisions are provided for meetings of the Board of Directors.
CHAPTER VI EXECUTIVE OFFICERS	Sub-Chapter 6. EXECUTIVE OFFICERS

Article 33 (Number of Executive Officers) There shall be three (3) or more executive officers of the Company.	Article 27 (Number of Executive Officers) There shall be three (3) or more executive officers of the Company.	This is to conform to the description in the Company Law.

Article 34 (Election) Executive officers shall be elected at meetings of the Board of Directors.	Article 28 (Election of Executive Officers) Executive officers shall be elected by a resolution of the Board of Directors meeting.	This is to conform to the description in the Company Law.

Article 35 (Term of Office)

An executive officer’s term of office shall expire at the conclusion of the first Board of Directors meeting to be held after the conclusion of the annual General Meeting of Shareholders relating to the last fiscal year ending within one (1) year from his or her assumption of office.

Article 29 (Term of Office of Executive Officers)

An executive officer’s term of office shall expire upon the conclusion of the first Board of Directors meeting to be convened after the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of executive officers.

This is to conform to the expression of the Company Law and to organize the provisions.

ii) The terms of office of executive officers elected as replacement executive officers or due to the increase of executive officers shall expire when the terms of the office of the other executive officers should expire.	ii) The terms of office of executive officers elected as executive officers, to replace executive officers that left the office prior to expiration of such executive officer’s term of office, or due to the increase of executive officers, shall be until the terms of office of the other executive officers expire.

Article 36 (Election of Representative Executive Officers) The Board of Directors shall elect one (1) or more executive officers from among the executive officers, who shall represent the Company.	Article 30 (Election of Representative Executive Officers) The Board of Directors shall elect one (1) or more representative executive officers from among the executive officers.	This is to conform to the description in the Company Law.

Article 37 (Remuneration of Executive Officers) Remuneration of executive officers shall be determined by resolution at the Compensation Committee.	[Deleted]	This is to make deletion because the provisions have little necessity to be provided in the Articles of Incorporation. (The remuneration of executive officers to be determined in accordance with the applicable laws and ordinances.)

Article 38 (Release of Executive Officers’ Liability)

The Company may release, within the limits of the applicable laws and ordinances, the liability of executive officers (including former executive officers) concerning their acts described in Article 21-17, Paragraph 1 of the Law Regarding Exceptional Rules of Commercial Code by resolution of the Board of Directors meeting in accordance with the provisions of Article 266, Paragraph 12 of the Commercial Code of Japan applied, mutatis mutandis, by virtue of Article 21-17, Paragraph 6 of the Law Regarding Exceptional Rules of Commercial Code.

[Moved to Article 23 of the Proposed Amended Articles of Incorporation]

[New Provisions]	Sub-Chapter 7. Accounting Auditor

[New Provisions]	Article 31 (Election of Accounting Auditor) The accounting auditor shall be elected by a resolution of a General Meeting of Shareholder.	This is to adopt the provisions in conformity with the provisions of the Company Law.

[New Provisions]

Article 32 (Term of Office of Accounting Auditor)

Accounting auditor’ s terms of office shall expire upon the conclusion of the annual General Meeting of Shareholders for the last fiscal year ending within one (1) year after election of the accounting auditor.

ii) Unless otherwise specifically resolved at the annual General Meeting of Shareholders under the preceding paragraph, an accounting auditor shall be deemed to have been re-elected at the relevant annual General Meeting of Shareholders.

This is to adopt the provisions in conformity with the provisions of the Company Law.
CHAPTER VII. ACCOUNTS	CHAPTER IV. ACCOUNTS

Article 39 (Fiscal Year)

The fiscal year of the Company shall commence on the first day of April of each year and shall end on the last day of March of the following year, and the accounts of the Company shall be closed on the last day of March in each year.

	Article 33 (Fiscal Year) The fiscal year of the Company shall be one (1) year commencing on the first day of April of each year and ending on the last day of March of the following year.	This is to conform to the description in the Company Law.

[New Provisions]

Article 34 (The Organization to determine Distribution of Dividends Etc. from Retained Earnings)

The Company may determine matters set forth in each item of Article 459, Paragraph 1, such as the distribution of dividends from retained earnings, which shall not be determined by a resolution of a General Meeting of Shareholders.

This is to organize and adjust the provisions in conformity with those of the Company Law. (Among each item in Article 459 Paragraph 1 of the Company Law, Item 1 is corresponding to Article 7 of the current Articles of Incorporation. Items 2 through 4 are deemed to be so provided in the articles of incorporation with regard to a Committee System Company under the old Commercial Code due to the so-called Adjustment Law.

Article 40 (Payment of Cash Dividends)

Cash dividends shall be paid to shareholders or registered pledgees last of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each fiscal year.

Article 35 (Record Date for Distribution of Dividends from Retained Earnings)

If the dividends from retained earnings as of the last day of the fiscal year are distributed within three (3) months therefrom, the Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the same fiscal year as the person having rights to receive such dividends.

This is to organize the provisions in conformity with those of the Company Law.

ii) With respect to the first cash dividends on shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the fiscal year during which such requests for conversion have been made, and the cash dividends shall be paid accordingly.	[Deleted]

The provisions of Paragraph 2 of the current Articles of Incorporation, conforming to the 2001 Amendment to the Commercial Code, are to be deleted because the provisions in the Articles of Incorporation become unnecessary by virtue of the Company Law.

iii) Cash dividends shall not incur interest and if they have not been received within full three (3) years from the day of commencement of payments, they shall belong to the Company.

Article 36 (Term of Expiration of Dividends)

Distributable Assets or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three (3) years from the date on which the distribution of relevant distributed assets became effective, the Company shall be released from its obligation to distribute such assets.

This is to organize the provisions in conformity with those of the Company Law.

Article 41 (Accounting Auditor) The Company shall have one (1) or more accounting auditors.	[Included in Article 10 of the Proposed Amended Articles of Incorporation]

[New Provision]	CHAPTER V Public Notice

[Moved from Article 4 of the Current Articles of Incorporation]	Article 37 (Method of Public Notice) Public Notice by the Company shall be published in the “ Nihon Keizai Shinbun”, published in Tokyo and Osaka City.	This is to conform to the description in the Company Law.

SUPPLEMENTARY PROVISIONS

The provisions of Paragraph 2 of Article 40 shall become null and void, and be deemed deleted at the conclusion of March 15, 2007, and Paragraph 3 will become Paragraph 2 accordingly. At the amendment of the provisions of Article 40, this supplementary provision shall expire and be deemed deleted.

SUPPLEMENTARY PROVISIONS [Deleted]

The provisions of Article 40 Paragraph 2 of the current Articles of Incorporation, conforming to the 2001 Amendment to the Commercial Code, are to be deleted because the provisions in the Articles of Incorporation become unnecessary by virtue of the Company Law.

[New Provisions]	As of the effective date of the Law concerning Transfer of Bonds, Shares Etc. (Law No. 75 of 2001), the title of Article 9 shall be amended to “Share Etc. Handling Regulations”, Paragraphs 1 and 2 of the same articles shall become null and void, and be deemed deleted, and Paragraph 3 of the same article shall become Paragraph 1. At the time of the amendment of the provisions of Article 9, this supplementary provision shall expire and be deemed deleted.	This is to provide that the Articles of Incorporation be amended because the Company will no longer issue share certificates after the Law Concerning Transfer of Bonds, Shares Etc. becomes effective.

Proposal 2: Election of 11 Directors

The terms of office of all directors will expire at the conclusion of this Annual General Meeting of Shareholders.

Consequently, the shareholders are requested to elect 11 directors.

Candidates for the 11 director positions are as follows:

No.	Name	Current Position
1	Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman, Chief Executive Officer, ORIX Corporation

2	Yasuhiko Fujiki	Director, Representative Executive Officer, President, Chief Operating Officer, ORIX Corporation

3	Shunsuke Takeda	Director, Vice Chairman, Chief Financial Officer, ORIX Corporation

4	Hiroaki Nishina	Director, Deputy President, Head of Real Estate Business Headquarters, ORIX Corporation

5	Kenji Kajiwara	Director, Deputy President, Responsible for Domestic Sales Headquarters and Osaka Head Office

6	Yukio Yanase	Director, Deputy President, Responsible for Overseas Activities, Alternative Investment & Development Headquarters and Office of the President

7	Yoshinori Yokoyama	Director, ORIX Corporation, Auditor, Industrial Revitalization Corporation of Japan

8	Paul Sheard	Director, ORIX Corporation, Managing Director & Chief Economist Asia, Lehman Brothers

9	Hirotaka Takeuchi	Director, ORIX Corporation, Dean, Hitotsubashi University Graduate School of International Corporate Strategy, Director, Trend Micro, Incorporated.

10	Takeshi Sasaki	Professor, Gakushuin University, Faculty of Law, Department of Political Studies

11	Teruo Ozaki	Head, Certified Public Accountant, Teruo Ozaki & Co., Corporate Auditor, Kirin Brewery Co., Ltd., Corporate Auditor, Tokai Rubber Industries, Ltd., Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Director, DAIKYO INCORPORATED.

Note:	Each of Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki are candidates for Outside Directors.

Proposal 3: Issuance of Stock Acquisition Rights as Stock Options

The shareholders are hereby requested to approve the delegation by the shareholders meeting of the Company to the Board of Directors of determination on matters concerning offering of stock acquisition rights to be issued as stock options to employees of the Company, directors, corporate auditors and employees of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company (hereinafter collectively referred to as the “ Subsidiaries etc. of the Company” ), in accordance with Articles 236, 238 and 239 of the Company Law:

1.	The reason for issuance of stock acquisition rights:

To further enhance the motivation of the employees of the Company and the directors, corporate auditors and employees of the Subsidiaries etc. of the Company to achieve better business results and to boost further their morale, and to further increase corporate value of the Company, the Company wishes to issue stock acquisition rights as stock options to the persons to be allocated stock acquisition rights referred in 2 below, as summarized in 3 below.

The Company believes that in light of the purposes stated above and the content and effect of the issuance, the issuance of stock acquisition rights as stock options pursuant to this Proposal does not necessarily constitute “particularly advantageous terms” (Article 238, Paragraph 3, Item 1) for the employees of the Company and the directors, corporate auditors and employees of the Subsidiaries etc. of the Company acquiring the stock acquisition rights, even if the issuance shall not require payment in exchange for the stock acquisition rights. However, because it has not been long since the Company Law (Law No. 86 of 2005) became effective, and considering that the criteria to determine whether it legally constitutes “ particularly advantageous terms” has not been clearly established yet, in order to obtain shareholders’ understanding as to the issuance of the stock acquisition rights by the Company, the shareholders are hereby requested to approve by a special resolution of the General Meeting of Shareholders.

2.	Persons to be allocated stock acquisition rights:

Employees of the Company and directors, corporate auditors and employees of the Subsidiaries etc. of the Company.

3.	Summary of issuance of stock acquisition rights (the content and the maximum number, etc. of the stock acquisition rights, matters concerning offering of which may be determined by the Board of Directors pursuant to the delegation by this General Meeting of Shareholders).

(1)	Type and number of shares to be issued under stock acquisition rights.

The maximum number of shares to be issued under the stock acquisition rights shall be 160,000 ordinary shares of the Company.

If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the number of shares to be issued under the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued under the stock acquisition rights that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares to be issued after adjustment	=	Number of shares to be issued before adjustment	X	Ratio of share split or reverse share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the number of shares to be issued under the stock acquisition rights shall be adjusted to the extent reasonable.

(2)	Total number of stock acquisition rights to be issued

The maximum number of stock acquisition rights to be issued shall be 16,000 units (10 ordinary shares of the Company per unit of the stock acquisition rights, provided, however, that if the adjustment to the number of shares set forth in 3 (1) above has been made, the same adjustment shall be made.)

(3)	Whether it is necessary to make monetary payment in exchange for stock acquisition rights

Monetary payment is not required in exchange for the stock acquisition rights.

(4)	Amount to be invested at the time of exercising stock acquisition rights

The amount to be invested into the Company at the time of exercising per unit of the stock acquisition rights shall be the product of the amount to be paid in at the time of exercising stock acquisition rights per share to be determined by description below (hereinafter referred to as the “Exercise Price”), multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 (2) above.

The Exercise Price shall be equal to the average of the closing prices of ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the Exercise Price is determined, with fractional amounts of less than one yen to be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the Exercise Price is determined (or if there is no closing price on that day, the closing price on the closest trading day preceding the date when the Exercise Price is determined), the Exercise Price shall be such closing price.

In the event that there is a share split or a reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the Exercise Price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	X	1
Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2 Paragraph 2 of the Commercial Code before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	X	Number of shares already issued	+	Number of newly issued shares	X	Amount paid for one share
Share price before the issuance of new shares
				Number of shares already issued	+	Number of newly issued shares

The “ Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

(5)	Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be from June 21, 2008 through June 20, 2016; provided, however, that if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before June 20, 2008, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

(6)	Terms of exercise of stock acquisition rights

i)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

ii)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules or regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

iii)	On or before June 20, 2008, a Person with Stock Acquisition Rights must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

iv)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

v)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

vi)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

vii)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in i) through vi) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

(7)	Acquisition of stock acquisition rights

i)	In the event that the Company becomes a non-surviving company of a merger, becomes a company to be demerged by a demerger, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights of a surviving company, newly established company, succeeding company or wholly-owning parent company are not provided to the stock acquisition rights of the Company, then the Company may acquire the stock acquisition rights at no cost to the Company.

ii)	In the event that a Person with Stock Acquisition Rights waives all or part of such Person’s stock acquisition rights, the Company may acquire the stock acquisition rights at no cost to the Company.

(8)	Acquisition of stock acquisition rights by assignment

Approval of the Board of Directors of the Company is required for acquisition of stock acquisition rights by assignment.

(9)	Capital and capital reserve to be increased when shares are issued by exercise of stock acquisition rights

i)	The amount of capital to be increased when shares are issued by exercise of stock acquisition rights shall be the amount equivalent to one-half of the limit amount for increase of capital, etc. calculated in accordance with Article 40 Paragraph 1 of the Company Accounting Regulations and any fractional amount of less than one yen resulting from such calculation shall be rounded up to one yen.

ii)	The capital reserve to be increased when shares are issued by exercise of stock acquisition rights shall be the balance that remains after deducting the amount of capital to be increased provided for in i) above from the limit amount for increase of capital, etc. provided in i) above.

Report: Appropriation of Profit for the 43rd Fiscal Year

The cash dividend for the 43rd Fiscal Year is approved as 90 yen per share.